FORM 4
                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.    Name and Address of Reporting Person*

      Agway Inc. (1)
--------------------------------------------------------------------------------
      (Last)                (First)                      (Middle)

     333 Butternut Drive
--------------------------------------------------------------------------------
                                   (Street)

      DeWitt                    New York                   13214
--------------------------------------------------------------------------------
      (City)                    (State)                    (Zip)


2.   Issuer Name and Ticker or Trading Symbol

                                        Planet Polymer Technologies, Inc. (POLY)
                                        ----------------------------------------

3.   IRS Identification Number of Reporting Person if an
     Entity (Voluntary)                                            15-0277720
                                                                  --------------
4.   Statement for Month/Year                                       11/14/00
                                                                    ------------

5.   If Amendment, Date of Original (Month/Day/Year)              N/A
                                                          ----------------------

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director    ( ) Officer            (X) 10% Owner    (X) Other
                        (give title below)                       (specify below)

               Member of 13d group owning more than 10%. (1)
--------------------------------------------------------------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

          Form Filed by One Reporting Person
     ----
      X   Form filed by More than One Reporting Person
     ----

*If this  Form is  filed by more  than one  Reporting  Person,  See  Instruction
5(b)(v).




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

 TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

--------------------------------------------------------------------------------------------------------------------
1. Title of Security   2.  Transaction Date     3.  Transaction Code       4.  Securities Acquired (A)
   (Instr. 3)                                       (Instr. 8)                 or Disposed of (D)
                                                                               (Instr. 3, 4, and 5)

                                                -------------------------------------------------------------------
                           (Month/Day/Year)          Code            V          Amount      (A) or (D)       Price
--------------------------------------------------------------------------------------------------------------------
Common Stock
No Par Value                      11/14/00            X              V         1,000,000        A            $0.75 (2)







 TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

--------------------------------------------------------------------------------
 5.   Amount of Securities    6.  Ownership Form:     7.  Nature of Indirect
      Beneficially Owned at       Direct (D) or           Beneficial Ownership
      End of Month                Indirect (I)            (Instr. 4)
      (Instr. 3 and 4)            (Instr. 4)
-------------------------------------------------------------------------------

      3,000,000 shares                 D






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.





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


  TABLE II-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of       2. Conversion   3. Trans-     4. Trans-          5. Number              6.  Date Exer-           7.  Title and
   Derivative        or              action        action             Derivative              cisable                  Amount of
   Security          Exercise        Date          Code               Securities              Expiration               Undlying
   Security          Price of                      (Instr. 8)         Acquired (A)            Date                     Securities
   (Instr. 3)        Derivative      (Month/                          or                      (Month/Day/Year)         (Instr. 3
                     Security        Day/                             Disposed of (D)                                   and 4)
                                     Year)                           (Instr. 3, 4, and 5)
                                                ------------------------------------------------------------------------------------

                                                                                              Date       Expiration
                                                 Code    V           (A)    (D)            Exercisable       Date       Title
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                                          Common Stock
Warrants              $0.75        11/14/00       X      V                  1,000,000        11/14/00      1/11/01    No Par Value






  TABLE II-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------------
                 8.  Price        9.  Number           10. Ownership      11.  Nature
                     of               of Derivative        Form of             of
                     Derivative       Securities           Derivative          Indirect
                     Security         Beneficially         Security            Benefi-
                     Instr. 5)        Owned at             Direct (D)          cial
                                      End of               or                  Owner-
                                      Month                Indirect (I)        ship
                                      Instr. 4)            (Instr. 4)          (Instr. 4)
--------------------------------------------------------------------------------------------
    Amount or
    Number of
    Shares
----------------
  1,000,000 (2)     $0.75            0                    D                  See Note (1)
                                                                             which
                                                                             describes
                                                                             relationship
                                                                             with parties.






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


Explanation of Responses:

(1) This Form is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation (IRS Identification Number 06-1174232), a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc. (IRS Identification Number 06-1174231), a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

(2) Agway Holdings Inc. ("AHI") elected to acquire and purchased 1,000,000 shares of Planet Common Stock on November 14, 2000, for $0.75 per share from the 1,000,000 shares then available to AHI under the Warrant dated January 11, 1999, as amended. Under the Warrant, as revised. AHI had the right through January 11, 2001, to purchase up to all or any part of 1,000,000 Warrant shares of Common Stock of Planet for $1 per share. Pursuant to an Agreement dated November 14, 2000, in response to an offer by Planet to reduce the warrant exercise price from $1.00 per share to $0.75 per share, AHI agree to exercise the remaining Warrants to purchase 1,000,000 shares of Planet Common stock immediately at $0.75 per share.


November 17, 2000


                  /s/  Peter J. O'Neill
                       --------------------------
                       Agway Inc.
                       by:  Peter J. O'Neill
                            Senior Vice President
                            Finance & Control


                  /s/  Peter J. O'Neill
                       ------------------------------
                       Agway Financial Corporation
                       by:  Peter J. O'Neill
                            Vice President & Director


                  /s/  Peter J. O'Neill
                       ------------------------------
                       Agway Holdings Inc.
                       by:  Peter J. O'Neill
                            Vice President & Director




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).












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